Naspers Limited
40 Heerengracht
Cape Town, 8001
The Republic of South Africa
Tel: +27 21 406 2480
Fax: +27 21 406 2921
Email: spacak@naspers.com

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
USA

April 19, 2005

RE:          Form 20-F; Filed September 30, 2004
     File No. 1-14917

Dear Mr. Spirgel,

I am writing as Chief Financial Officer of Naspers Limited (the “Company”) to respond to the comments in your letter dated March 31, 2005 (the “March 31 Letter”). This response is made pursuant to the Company’s request in our letter dated April 7, 2005 for an extension of the Staff’s 10 business day response deadline provided in the March 31 Letter. The comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) and our responses to each of the numbered questions in your letter are set forth below.

As requested by the Staff, the Company acknowledges the following:

The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that Staff comment or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that Staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 31 Letter

Printing and Distribution, page 35

Comment 1: We note that you own an entity that specializes in publication gravure and litho-web magazines, brochures and advertising material printing. We further note that you also provide distribution services. Tell us in detail your revenue recognition policy for these services. Tell us whether any of your print services also includes distribution services and how the distribution services impact your revenue recognition policy under SA GAAP and U.S. GAAP.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

Revenues from print and distribution services are recognized upon completion of the services and delivery of the related product and customer acceptance, net of sales taxes, VAT and discounts, and after eliminating sales within the group.

In relation to print services the timing of the recognition of revenue is based upon the delivery of the product to the distribution depot and acceptance by the distributor of the client or where the customer is responsible for the transport of the products, acceptance by the customer or its nominated transport company at the premises of the Company. Revenues from distribution services are recognized upon delivery of the product to the retailer and acceptance thereof.

Print and distribution services are separately provided by different entities within the group and separately contracted for by third party customers. Where these services are provided to the same client, the terms of each separate contract are consistent with contracts where an unrelated party provides one of the services. Revenue is recognized separately for print and distribution services as the contracts are separately negotiated based on the fair value for each service. These fair values are comparable with third party competitors. It should further be noted that the shareholding of the entities providing these services may differ, which supports the fact that the two elements would routinely be negotiated separately and thus supports separate revenue recognition treatment.

The Company believes that this treatment is in compliance with AC 111: Revenue (consistent with IAS 18: Revenue) and that there are no differences between this treatment and the treatment required under SEC Staff Bulletin No. 104 Revenue Recognition and EITF 00-21:  Revenue Arrangements with Multiple Deliverables.

Critical Accounting Policies

Revenue Recognition, page 58

Comment 2: We note that you recognize mobile and telecommunications value-added services revenues based on the full amount of fees charged to end-users by mobile operators. Tell us more about the services provided by each of your subsidiaries that provide such services, which includes but is not limited to, M-Web (Thailand), Tencent Holdings and Sportscn. Also include a discussion of revenues for Internet value-added services. Tell us why you believe you should present those revenues on a gross basis under U.S. GAAP. Refer to EITF 99-19.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

Mobile and telecommunication value-added services represented Rand 62 million, Rand 293 million and Rand 171 million (April 2003 to July 2003) of revenue for the years ended 31 March 2002, 2003 and 2004, and were almost all (95%) derived from Tencent Holdings, a fully consolidated subsidiary until July 2003, after which it was reported as an equity-method investment for U.S. GAAP purposes. Mobile and telecommunication value-added services are therefore no longer a significant revenue source to the Company.

Mobile and telecommunication value-added services comprise the providing of instant messaging, ring tones, real-time information updates, picture messaging and other content to mobile phones and devices through mobile telephone operators and other service providers.

Internet value-added services include email, video, audio, gaming, news and user forums and chat rooms.

These value-added services were presented on a gross basis, in accordance with EITF 99-19, as the subsidiaries reporting these revenues have reasonable latitude in pricing products and in determining specifications, are the principal driver of designing content and technical aspects, and bear the ultimate credit risk of the consumer for the services they provide.

Comment 3: We note that you normally recognize revenue based on statements from mobile phone companies, but in other circumstances, you may recognize revenue based on internal estimates. More specifically, you estimate the amounts based on the number of subscriptions and the volume of data transmitted between your network gateway and the mobile operators’ network gateways as confirmed by the operators. Supplementally tell us the amount of revenues recognized under this method for each period presented. Tell us how your estimates have differed from the actual payments received from the mobile phone companies and tell us the impact of such differences on your results of operations for each period presented. Provide us with a historical analysis of these differences and any adjustments made to revenue.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

Consistent with our response to the Staff’s comment #2, the vast majority of our mobile and telecommunications value-added services revenue and earnings are derived from our investment in Tencent Holdings. For the year ended March 31, 2004, Tencent reported revenue of Rmb 778.8 million (Rand 668 million) of which Rmb 59.2 million (Rand 50.8 million), or 7.6%, was based on the period-end estimation process for which mobile phone service provider confirmations had not yet been received. The subsequently determined variance between the estimated revenue amount and that ultimately recorded based on mobile phone provider confirmations was Rmb 1.9 million (Rand 1.6 million), or 3.2% of estimated revenue and 0.2% of total annual revenue for Tencent Holdings. This difference was adjusted in the subsequent accounting period. The difference of Rmb 1.9 million (Rand 1.6 million) represents 0.01% of total Company revenue and 0.2% of Company net income prepared in accordance with SA GAAP (0.1% for U.S. GAAP) based on its 36.1% interest in Tencent Holdings. In fiscal years 2002 and 2003, due to the insignificance of the impact on revenue and net income of our mobile and telecommunications value-added services, the Company used the confirmed basis to record revenue and therefore no differences existed between the recorded values for the years ended March 31, 2002 and 2003 and that paid by the mobile phone providers.

Results of Operations: 2004 Compared to 2003

Operating Profit, page 68

Comment 4: We refer to your discussion of your accounting for hedged U.S. dollar programming costs of M-Net and SuperSport at the spot rate on the date of the transaction, whereas such costs were previously accounted for at the rate of the foreign exchange contract. Tell us in detail your accounting under SA GAAP and if there are any differences under U.S. GAAP.

Response:

Until April 1, 2003, under SA GAAP, M-Net and SuperSport recorded their U.S. dollar hedged foreign programming received at the average forward exchange rate for the year and the corresponding amount was recorded as a liability. Until the liability was ultimately settled, the liability was revalued at the end of each financial period to the new average forward exchange rate for the period. This treatment was in line with the requirements of the South African Accounting Standard, AC 112, Changes in Foreign Exchange Rates. This standard did not require the mark-to-market of forward exchange contracts which gave rise to significant differences between SA GAAP and U.S. GAAP which is described in more detail in our responses to Comment # 8. From April 1, 2003, M-Net and SuperSport adopted AC 133, Financial Instruments: Recognition and measurement. As a consequence, both companies changed their respective accounting policies to account for foreign programming rights purchased at the spot rate on the date of the transaction (i.e. the date the programming is received and the risks and rewards of ownership pass). AC 133 requires companies to record the liability at the spot rate on the date of the transaction and then revalue the liability on a monthly basis using the closing spot rate, giving rise to a foreign exchange gain or loss in the income statement. The cumulative effect of this adjustment was recorded in SA GAAP opening retained earnings on April 1, 2003, in line with the requirements of AC 133. Prior year comparatives were not restated, as per the requirements of the transitional provisions of AC 133.

From April 1, 2003, in accordance with AC 133, M-Net and SuperSport’s foreign exchange contracts were accounted for as derivative financial instruments which were initially measured at cost and subsequently remeasured at fair value. The derivative financial instruments did not qualify for hedge accounting and therefore any changes in the fair value of the derivative instruments were accounted for directly in opening retained earnings at April 1, 2003 and in the income statement for the year ended March 31, 2004.

Subsequent to April 1, 2003, there were no differences between SA GAAP and U.S. GAAP on these transactions as FAS 133, Accounting for Derivative Instruments and Hedging Activities, requires derivative financial instruments to be measured at cost initially and subsequently remeasured at fair value. The requirements for qualification for hedge accounting are similar to those required by AC 133 and the companies did not qualify for hedge accounting under either U.S. GAAP or SA GAAP, and changes in fair value have been taken through the income statement. In addition, the programming contracts (asset) are recorded at spot, with the liability for this programming (denominated mainly in U.S. dollars) being recorded at the closing rate at the end of each month. Prior to April 1, 2003, there was a difference between SA and U.S. GAAP as described above, related to the difference between valuing the liabilities using the forward rate at year-end (SA GAAP), versus the closing spot rate at year-end (U.S. GAAP). This difference was recorded in the M-Net and SuperSport reconciliation between U.S. GAAP and SA GAAP for the years ended March 31, 2002 and 2003. The results of

M-Net and SuperSport, joint ventures, were then equity accounted by Naspers Limited.

Item 18. Financial Statements

2.   Principal Accounting Policies

(p) Revenue Recognition, page F-13

Comment 5: We note that you recognize advertising revenues from print media products upon publication over the period of the advertising contract. Discuss in detail your print media products and the related advertising contracts. Provide us more details of your accounting policy under SA GAAP and tell us why you believe recognition of revenue upon publication is appropriate. Further, tell us if your policy considers delivery of the print media product. If different, describe your accounting policy under U.S. GAAP.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

As referred to in the Staff’s comment, advertising revenues from print media products are recognized upon publication over the period of the advertising contract. Print media products from which advertising revenues are earned consist of weekly and monthly magazines and daily and weekly newspapers. Advertising contracts are entered into on an ad hoc basis or for a set number of advertisements.

In terms of its revenue recognition policy, the Company regards publication to be when the print media products have been delivered to the retailer and are available to be purchased by the general public. Alternatively, revenue to direct subscribers is recorded upon delivery of the product to the subscriber, where applicable. The contractual arrangement between the Company and the advertiser requires the Company to include the advertisement in the magazine or newspaper and to publish that product and is not dependant on the number of issues sold. Accordingly, the Company believes that it is appropriate to recognize the advertising revenue on publication of the periodical in which it is included.

It should further be noted, that when an advertising contract is entered into for more than one advertisement, revenue is recognized proportionally for each advertisement when publication occurs.

The Company believes that this treatment is in compliance with AC 111: Revenue and that there are no differences between this treatment and the treatment required under SEC Staff Bulletin No. 104 Revenue Recognition.

20.   Provisions, page F-50

Comment 6: We note that you have reversed numerous provisions into income during the years ended March 31, 2004 and 2003. Explain your rationale for the initial recording of each provision and your basis for reversing each provision. Tell us if your accounting differs under U.S. GAAP. Disclose the impact of the reversal of such provisions in your MD&A.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

In the year ended March 31, 2003, unutilised provisions reversed to income amounted to Rand 55.6 million. This amount consisted of the reversal of the unutilised balance of provisions in respect of discontinuing operations amounting to Rand 36.9 million, the release of warranty provisions of Rand 12.5 million and various other provisions amounting to Rand 6.3 million (including allowance for accounts receivable of Rand 1.2 million and provision for obsolete inventories of Rand 1.5 million).

Discontinuing operations

Following the slowdown in technology markets in 2001, a decision was taken to discontinue the stand-alone Mindport business which was conducting the Company’s broadband initiatives and integrated business system software products. The announcement of this decision was included in the Company's interim results which were published in November 2001, where the results of this business were disclosed as discontinuing for the period ended September 30, 2001.

A formal plan was established by local management for the discontinuance of these operations and by March 31, 2002 was communicated to all parties affected. A significant number of staff members were terminated by March 31, 2002 and the remaining employees were retained to wind down the business over the next year.

At this time the Company retained a number of Mindport customer contracts for which it was to provide services for a period of up to 7 - 10 years. Management decided to take the necessary steps to exit these contracts over the coming year.

A related provision of Rand 71.4 million was raised in respect of the expected costs of early settlement of the contracts with customers (including cancellation costs and legal fees), additional retrenchment costs (including relocation and severance costs) and the expected payment on cancellation of property lease contracts. Management used its best estimates to determine these costs, especially the legal and cancellation fees related to the contracts which were expected to be the major portion of this provision and most susceptible to variation due to the fact that each contract would need to be separately negotiated. In certain instances, written letters had been received from customers informing the Company of their disputes under their existing contract and the amounts that they would be claiming.

The provision was considered under SA GAAP in accordance with the requirements of AC 130, Provisions, Contingent Liabilities and Contingent Assets, which states a restructuring provision should include only the direct expenditures arising from the restructuring, which are those that are both:
(a) necessarily entailed by the restructuring; and
(b) not associated with the ongoing activities of the enterprise.

The provision was raised in respect of costs / direct expenditures which were necessarily entailed by the restructuring. These were not associated with the ongoing activities of the Company as they related specifically to expenditures incurred in connection with the closure of the Mindport businesses. The provision was therefore considered to be appropriate in accordance with SA GAAP.

In terms of U.S. GAAP, the Company followed EITF No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) in order to determine which costs could be included in the provision for the costs to exit this activity and that for which an amount could be reasonably estimated. The provision included costs that were related to the exit plan and that were not associated with nor benefited activities that were continued and that also met one of the following criteria:

•	The cost is incremental to other costs incurred by the enterprise in the conduct of its activities prior to the commitment date and will be incurred as a direct result of the exit plan.
•	The cost represents amounts to be incurred by the enterprise under a contractual obligation that existed prior to the commitment date and will either continue after the exit plan is completed with no economic benefit to the enterprise or be a penalty incurred by the enterprise to cancel the contractual obligation.

As a result of applying these criteria, the Company did not recognize any difference between SA GAAP and U.S. GAAP with regard to the recording of the provision for discontinuance of the Mindport businesses.

During the year ended March 31, 2003, an amount of Rand 36.9 million was released as the actual costs for the early settlement of the customer contracts and the lease contracts were lower than the estimated costs due mainly to the successful negotiation of termination of the customer contracts which also reduced the legal fees related to these negotiations. The exit plan was substantially completed by March 31, 2003. During the year ended March 31, 2004, Rand 6.4 million was released relating mainly to the customer service contracts which were only able to be legally resolved in that year.

Warranty provision

At March 31, 2001, the Company’s subsidiary Irdeto Access (Irdeto) maintained a provision of Rand 46.1 million for a swap-out of its version 1 smart cards for certain customers. This provision had been recorded based on expected costs related to the replacement smart cards in connection with warranty provisions in its sales contracts, which at the time required the Company to replace pirated smart cards at specific pay television provider customers. The Company therefore had a contractual obligation to replace any smart cards which had been affected by piracy for these specific customers.

Serious piracy issues did arise during the warranty period and were identified by customers. In early fiscal year 2003, the version 1 swap-out program was largely finalized with the version 2 smart cards delivered to most of the affected customers, however the level of card replacement was less than initially anticipated. Additionally, during this period, the Company began to modify the terms of its contracts with its customers to limit its potential future cost of replacing smart cards and requiring these costs to be borne by the service providers themselves. In the modified contracts, Irdeto was required only to "work with the customer" to limit piracy and to provide counter measures, if applicable.

By March 31, 2003, all the remaining piracy warranty provisions in existing customer contracts had expired and no further claims had been received from any customers. As of March 31, 2003 the original basis for the provision had been removed as (a) the warranty period had expired with no further claims expected to be received; and (b) new smart cards sold did not include warranty provisions related to piracy which potentially required smart card replacement. Thus the remaining provision of Rand 12.5 million was determined by the Company to be no longer necessary and therefore was reversed.

Other provisions

The remaining provisions released during the years ended March 31, 2003 and 2004 relate to the normal yearly movement in allowances and provisions on accounts receivable and inventory. These amounts are not considered material to the total and therefore the reasons for reversal have not been described further here.

The Company will more fully discuss the reason related to reversals of similar provisions in the MD&A in future filings.

42. Differences Between South African Statements of GAAP and U.S. GAAP, page F-85

Comment 7: Revise to provide the disclosures required by SFAS 107 and Item 18 of Form 20-F.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

The Company has a number of financial instruments on its balance sheet that fall within the scope of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.” These financial instruments include Investments and loans, Receivables, Derivative assets and liabilities, Cash and cash equivalents, Payables and Interest-bearing liabilities with floating interest rates. All of these financial instruments at March 31, 2004 were either carried at fair value in terms of the Company’s accounting policies under SA GAAP and U.S. GAAP, or their carrying values approximated fair value or finally, the disclosure of its fair value is specifically not required by SFAS No. 107, par 8(a) - (j).

The Company does have certain Interest-bearing liabilities at fixed interest rates, mainly relating to finance lease liabilities on satellite lease contracts. Finance lease liabilities are however excluded from the scope of SFAS No. 107 in par 8(d). The Company is of the opinion that the difference between the carrying value and the fair value of the remaining interest-bearing liabilities that do not relate to finance leases, and therefore fall within the scope of SFAS No. 107, is immaterial

Due to the reasons mentioned above, the Company did not specifically add a table to present its financial instruments at book value and fair value, as it did for fiscal year 2003, since it did not believe the table added additional information to the reader owing to the fact that the book values and fair values were identical. The Company will continue to monitor its financial instruments, continue to comply with the disclosure requirements of SFAS No. 107 in the future and improve disclosure in future filings as applicable.

(m) Derivative Financial Instruments, page F-97

Comment 8: Provide us with more details of the nature of the differences in your accounting for derivative financial instruments between SA GAAP and U.S. GAAP. If the only difference in the accounting is due to the impact of embedded derivatives, please tell us why such significant adjustments are included in your reconciliation to U.S. GAAP on page F-85 for derivatives.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

The difference between SA GAAP and U.S. GAAP related to accounting for derivative financial instruments does not only relate to embedded derivatives, in fact it relates mainly to the difference in accounting for the Company’s foreign exchange contracts (FECs) used to hedge its satellite leases and programming costs as previously mentioned in the Company’s response to Comment #4.

Prior to April 1, 2003, under SA GAAP the Company did not account for derivatives in terms of AC 133, Financial Instruments: Recognition and Measurement, the equivalent standard to FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and therefore the significant GAAP differences in the fiscal years 2002 and 2003 related to the Company’s accounting mainly related to FECs taken out to hedge the Company’s U.S. dollar liabilities in respect of its long-term satellite leases and programming costs. Subsequent to the adoption of AC 133 by the Company in fiscal year 2004, the difference in that year was related to embedded derivatives.

To illustrate the basis for the significant differences between SA GAAP and U.S. GAAP in fiscal year 2002 and 2003, we maintained and continue to maintain a substantial level of FECs during these years. The total gross FECs outstanding for the Company at March 31, 2002 and 2003 were approximately U.S. $217 million (Rand 2.5 billion) and U.S. $295 million (Rand 2.3 billion), respectively. The reason for the significant differences between SA GAAP and U.S. GAAP in fiscal years 2002 and 2003 were related to the varying differences between the contracted U.S. dollar FEC rates (averaging between Rand 9 and Rand 13 per U.S. $1 for both 2002 and 2003 which were entered into in 2000 and 2001) and the current Rand to U.S. dollar exchange rates at these respective year ends which were Rand 11.358 per U.S. $1 and Rand 7.89 per U.S. $1, respectively.

(n) Post-retirement employee benefits, page F-98

Comment 9: Provide us with the details for the discount rates used. Please refer to EITF abstract Topic D-36 in your response.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff on a supplemental basis as follows:

The Company applied the principals of FASB Statement No. 106 (FAS 106), “Employers’ Accounting for Postretirement Benefits Other Than Pensions” together with the additional guidance provided in Topic D-36 which normally requires companies to use the current level of interest rates using high-quality zero coupon bonds as a benchmark in order to select the discount rates used in the valuation of its post-retirement employee obligation.

The post-retirement employee benefit liability was raised in connection with post-retirement medical obligations of South African businesses within the Company. The discount rates used were based on South African government and corporate long-term bond yields for the last quarter of each of the fiscal years reported on. The Company consulted with Alexander Forbes Financial Services, a South African firm of actuaries, to assist it in determining appropriate discount rates for the purpose of valuing the obligation. The Bond Exchange of South Africa overall bond yield curve was reviewed and used as basis for setting the discount rates. The Bond Exchange of South Africa’s overall index is composed of approximately 80% government bonds and the balance relates to South African corporate bonds meeting the listing requirements of the Bond Exchange of South Africa. The Company would like to mention that there is currently, in its view, not a very active and deep market for government and corporate bonds in South Africa, therefore an element of judgment needs to be applied in setting appropriate discount rates for the South African environment.

The Company used a discount rate of 9% to value its liability at March 31, 2004. The Company selected this discount rate in consultation with and based on the recommendations of its independent actuaries. The Company also took in consideration the maturities of its obligations when it assessed the yield curve in selecting the discount rate. The Company is of the opinion that it applied the principles of FAS 106 and Topic D-36 in selecting the discount rate, as it used a yield curve relating to listed government and corporate bonds traded on the Bond Exchange of South Africa.

* * *

If we may be of further assistance, please do not hesitate to call me on +27 21 406 2480.

Yours sincerely,

/s/ Steve Pacak

Steve Pacak
Chief Financial Officer

Copies to:

Mr. Michael Henderson
Mr. Kyle Moffatt
      United States Securities and Exchange Commission
    Washington, DC 20549
      USA